SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                Egghead.com, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    282330109
                                 --------------
                                 (CUSIP Number)

                               Gregory J. Boudreau
                            22705 East Mission Avenue
                         Liberty Lake, Washington 99019
                                 (509) 922-7031
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                              Nancy P. Hinnen, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2046

                       February 9, 1998-November 11, 1998
                    -----------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 282330109

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Gregory J. Boudreau
         ###-##-####


2.       Check the appropriate box if a member of a group     (a) / /
         (See Instructions)                                   (b) / /


3.       SEC USE ONLY


4.       Source of Funds (See Instructions)

         N/A

5.       Check box if disclosure of legal proceedings is required pursuant
         to Items 2(d) or 2(e)                                    / /


6.       Citizenship or place of organization

         United States


7.       Sole Voting Power

         955,824


8.       Shared Voting Power

         64,131*


9.       Sole Dispositive Power

         955,824


10.      Shared Dispositive Power

         64,131*


11.      Aggregate amount beneficially owned by each reporting person

         1,019,955


12.      Check box if the aggregate amount in row (11) excludes certain shares
         (See Instructions)                                  / /


13.      Percent of class represented by amount in row (11)

         4.2%**


14.      Type of Reporting Person

         IN

--------------------------
*   Includes  64,131  shares   transferred   by Mr.  Boudreau   to  trusts,  the
beneficiaries of which are Mr. Boudreau's children. Mr. Boudreau disclaims beneficial ownership of such 64,131 shares.

** Percentage is based upon 24,395,044 shares outstanding as of October 24, 1998.

     This Amendment No. 1 to the Schedule 13D dated August 22, 1997 is filed to amend and restate in its entirety such Schedule 13D as follows:

Item 1. Security and Issuer.
----------------------------

         Title of Class:

                  Common Stock, par value $0.01 per share

         Name and Address of Principal Executive Offices of Issuer:

                  Egghead.com, Inc.
                  22705 East Mission Avenue
                  Liberty Lake, Washington 99019


Item 2.  Identity and Background
--------------------------------

                  The reporting person is Gregory J. Boudreau, a citizen of the United States of America. The business address of Mr. Boudreau is c/o Egghead.com, Inc., 22705 East Mission Avenue, Liberty Lake, Washington 99019. Mr. Boudreau is currently a director of Egghead.com, Inc.

                  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  N/A


Item 4. Purpose of Transaction
------------------------------

                  The purpose of the transactions disclosed herein was to reduce Mr. Boudreau's ownership of the Issuer's securities. Before the sales transactions described in Item 5(c), Mr. Boudreau owned 1,799,955 shares of Common Stock of the Issuer, or approximately 7.4% of the outstanding shares of Common Stock. As of the date of filing of this Schedule 13D, Mr. Boudreau owns approximately 4.2% of the common stock of the Issuer.

Item 5.  Interests in Securities of Issuer
------------------------------------------

(a) Aggregate number of shares of Common Stock of the Issuer beneficially owned as of date of filing of this Schedule 13D: 1,019,955 shares.


(b)      Sole voting  power:  955,824 shares
         Sole  dispositive  power:  955,824 shares
         Shared voting power:  64,131 shares
         Shared  dispositive  power:  64,131 shares

         With respect to the 64,131 shares for which Mr. Boudreau shares voting and dispositive power, Mr. Boudreau has transferred such shares to trusts the beneficiaries of which are Mr. Boudreau's minor children. With respect to the information required by Item 2 for Mr. Boudreau's children, the responses given above in Item 2 for Mr. Boudreau are equally applicable to his children, except that they are students and therefore not employed.


(c) Mr. Boudreau effected the following open-market sales transactions on the Nasdaq National Market System, as a result of which he became the beneficial owner of less than five percent (5%) of the Issuer's outstanding Common Stock:

DATE                          NUMBER OF SHARES             PRICE PER SHARE                 AGGREGATE PROCEEDS
----                          ---------------              ---------------                 ------------------
                                   SOLD

02/09/98                         200,000                       $ 7.06                         $  1,412,500
08/11/98                          80,000                        13.26                            1,060,624
08/12/98                          20,000                        13.69                              273,750
08/12/98                          20,000                        13.63                              272,500
08/12/98                          30,000                        13.63                              408,750
08/12/98                          15,000                        13.38                              200,625
08/12/98                          20,000                        13.38                              267,500
08/12/98                          20,000                        13.38                              267,500
08/12/98                          30,000                        13.38                              401,250
08/13/98                          10,000                        12.88                              128,750
08/13/98                          10,000                        12.88                              128,750
08/13/98                          20,000                        12.88                              257,500
08/13/98                          45,000                        12.44                              559,688
11/11/98                          45,000                        14.45                              650,250
11/11/98*                         20,000                        15.06                              301,250
11/11/98*                         20,000                        15.06                              301,250
11/11/98*                         20,000                        15.06                              301,250


------------------------------------------------------------------------------------------------------------------------------------

*        Sale of childrens' shares.

         As indicated in subsection (e) below, Mr. Boudreau ceased to be the beneficial owner of five percent (5%) or more of the common stock of the Issuer on November 11, 1998.

(d)      Not applicable.


(e) Mr. Boudreau ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer's common stock on November 11, 1998.


Item 6.  Contracts, Arrangements, Understandings or Relationships  With  Respect
--------------------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

                  Ten percent (10%) of the shares of the Common Stock of the Issuer (the "Holdback Shares") issued to Mr. Boudreau pursuant to a merger (the "Merger") between a wholly-owned subsidiary of the Issuer and Surplus Software, Inc. ("Surplus Software") pursuant to the terms of a Merger Agreement dated April 30, 1997 and amended as of May 23, 1997, by and among Egghead, Inc., North Face Merger Sub, Inc., Surplus Software and certain shareholders of Surplus Software (the "Merger Agreement") have been pledged to, and will be held by, the Issuer for a period ending August 14, 1998, in order to satisfy any claims by the Issuer for indemnification under the Merger Agreement. Prior to the expiration date, certain claims were made by Egghead against the Holdback Shares. Certain claims have been made by Egghead against the Holdback Shares, which claims are unresolved as of the date of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

          2.1 Merger Agreement (incorporated herein by reference to Exhibit 2.1 to Egghead, Inc.'s Registration Statement on Form S-4, File No. 333-21251, as filed with the SEC on July 14, 1997)

         99.2 Letter Agreement dated May 23, 1997 between Egghead, Inc. and Gregory J. Boudreau (incorporated herein by reference to Exhibit 99.2 to Schedule 13D filed with the SEC on August 22, 1997)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  November 30, 1998          By:  /s/ Gregory J. Boudreau
      -------------------               ----------------------------------------
                                        Gregory J. Boudreau